Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund October 2018 Update
November 28, 2018

Supplement dated November 28, 2018 to Prospectus dated July 13, 2018
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.56%	-9.81%	$4.79M	$947.323
B	-3.61%	-10.30%	$53.36M	$769.028
Legacy 1	-3.38%	-8.05%	$1.02M	$774.248
Legacy 2	-3.40%	-8.24%	$0.32M	$754.598
Global 1	-3.34%	-7.28%	$20.06M	$774.583
Global 2	-3.35%	-7.49%	$0.81M	$756.830
Global 3	-3.50%	-8.84%	$0.73M	$640.392

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened as the growth of the U.S. economy slowed less than expected and as volatility in the equity markets increased demand for safe-haven assets.  The Canadian dollar weakened when the central bank raised interest rates and indicated additional hikes would be needed to control inflation.  The euro weakened on disappointing economic reports in the Eurozone and over concerns about Italy’s debt crisis.  The British pound weakened on concerns about whether or not a Brexit agreement can be reached.

Energy:  Crude oil prices fell on rising inventories and on concerns a slowing global economy will reduce future demand.  Natural gas prices rose as inventories remained significantly below their five-year average and weather forecasts predicted cooler weather.

Equities: Global equity markets were down due to the unresolved trade dispute between the U.S. and China, on rising interest rates and due to the Italian debt crisis.

Fixed Income:  U.S. fixed income markets declined as the Federal Reserve continued to gradually raise interest rates.  European fixed income markets moved higher on weaker-than-expected economic data and on concerns surrounding Brexit negotiations.

Grains/Foods:  Corn markets rose after the USDA lowered its estimates for crop production.  Wheat markets declined on expectations of increased global supplies.  Sugar and coffee markets rose 26% and 10%, respectively, on a strong Brazilian real and on lower output.  Cocoa markets rose on higher demand and on concerns weather in West Africa would lower production.

Metals:  Gold prices rose as a decline in global stock markets increased demand for the safe-haven asset.  Copper and base metals moved lower on muted demand and on renewed trade tensions between the U.S. and China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$2,172,675	-$3,009,067
Change In Unrealized Income (Loss)	-688,800	-956,927
Brokerage Commission	-27,800	-361,361
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-77,823	-815,007
Change in Accrued Commission	8,489	13,532
Net Trading Income (Loss)	-2,958,609	-5,128,830

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$53,840	$583,464
Interest, Other	33,646	188,109
Income from Securities	141,625	-1,035,111
Dividend Income	0	0
Total Income (Loss)	-2,729,498	-5,392,368

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-46,637	10,293
Operating Expenses	17,308	203,663
Organization and Offering Expenses	19,968	234,196
Brokerage Expenses	314,795	3,678,996
Dividend Expenses	0	0
Total Expenses	305,434	4,127,148

Net Income (Loss)	-$3,034,932	-$9,519,516

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$85,871,971	$113,483,622
Additions	0	166
Net Income (Loss)	-3,034,932	-9,519,516
Redemptions	-1,742,795	-22,870,028
Balance at October 31, 2018	$81,094,244	$81,094,244

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$947.323	5,058.34551	$4,791,887	-3.56%	-9.81%
B	$769.028	69,379.82192	$53,355,049	-3.61%	-10.30%
Legacy 1	$774.248	1,317.53489	$1,020,098	-3.38%	-8.05%
Legacy 2	$754.598	430.02681	$324,497	-3.40%	-8.24%
Global 1	$774.583	25,900.39146	$20,061,992	-3.34%	-7.28%
Global 2	$756.830	1,067.29657	$807,762	-3.35%	-7.49%
Global 3	$640.392	1,144.54679	$732,958	-3.50%	-8.84%

To the best of my knowledge and belief the information contained herein is accurate and complete.
__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership